

April 15, 2014

Via E-mail
Mr. Robert Bench
President and Chief Financial Officer
Agricon Global Corporation
25 E. 200 South
Lehi, UT 84043

      **Re: Agricon Global Corporation
               Form 10-K for the Year Ended June 30, 2013
               Filed October 15, 2013
               Response dated March 17, 2014
               File No. 000-11730**

Dear Mr. Bench:

We issued oral comments to you on the above captioned filings on March 24, 2014. As of the date of this letter, these comments remain outstanding and unresolved. We expect you to provide a complete, substantive response to these comments by April 29, 2014.

If you do not respond, we will, consistent with our obligations under the federal securities laws, decide how we will seek to resolve material outstanding comments and complete our review of your filings and your disclosure. Among other things, we may decide to release publicly, through the agency's EDGAR system, all correspondence, including this letter, relating to the review of your filing, consistent with the staff's decision to release publicly comment letters and response letters relating to disclosure filings it has reviewed. You can find more information about the staff's decision to release filing correspondence at http://www.sec.gov/divisions/corpfin/cfannouncements/edgarcorrespondence.htm, http://www.sec.gov/news/press/2004-89.htm and http://www.sec.gov/news/press/2005-72.htm.

Please contact Emily Drazan, Staff Attorney at 202-551-3208 or Larry Spirgel, Assistant Director at 202-551-3810 if you have any questions.

                                   Sincerely,

                                   /s/ Kathleen Krebs, for

                                   Larry Spirgel
                                   Assistant Director

cc: Via E-mail
         Robyn Farnsworth
         James U. Jensen, Esq.